UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-24385

SCHOOL SPECIALTY, INC.

(Exact name of registrant as specified in its charter)

W6316 Design Drive, Greenville, Wisconsin  54942

(920) 734-5712

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive

offices)

Common Stock, $0.001 Par Value Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a

duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: * Please see Explanatory Note below.

Rule 12g-4(a)(1)[X]

Rule 12g-4(a)(2)[   ]

Rule 12h-3(b)(1)[X]

Rule 12h-3(b)(2)[   ]

Rule 15d-6[   ]

EXPLANATORY NOTE:  The class of securities to which this certification applies is held of record by fewer than 300 persons.

Approximate number of holders of record as of the certification or notice date:  50

Pursuant to the requirements of the Securities Exchange Act of 1934, School Specialty, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  May 8, 2020By:  /s/ Ryan M. Bohr

Ryan M. Bohr

Chief Operating Officer